Exhibit a(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

Trecora Resources

at

$9.81 Per Share, Net In Cash

Pursuant to the Offer to Purchase dated May 25, 2022

by

Balmoral Swan Merger Sub, Inc.

a wholly owned subsidiary of

Balmoral Swan Parent, Inc.

and

Balmoral Funds LLC

Balmoral Swan Merger Sub, Inc., a Delaware corporation (the “Offeror” or “we”) and a wholly owned subsidiary of Balmoral Swan Parent, LLC, a Delaware limited liability company (“Parent”), is offering to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Trecora Resources, a Delaware corporation (the “Company”), at a purchase price of $9.81 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 24, 2022 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 23, 2022) UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, the Company. Parent and the Offeror are controlled by certain funds managed by Balmoral Funds LLC (“Balmoral”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 11, 2022, by and among the Company, Parent and the Offeror (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). At the closing of the Merger, each issued and outstanding Share as of immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned directly by the Company (or any wholly owned subsidiary of the Company), Parent, the Offeror or any of their respective affiliates, in each case immediately before the Effective Time, and Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price. If, as a result of the Offer, the Offeror owns Shares representing at least a majority of all then-outstanding Shares, Parent, the Offeror and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer, without a meeting or vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement. As a result of the Merger, the Shares will no longer be outstanding and will cease to exist, and the Company will become a wholly owned subsidiary of Parent. The Offeror does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase.

The Board of Directors of the Company has unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and Merger, are advisable, fair to and in the best interests of, the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (b) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (c) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (d) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

In connection with the execution of the Merger Agreement, Parent and the Offeror have entered into a Tender and Support Agreement with the Company’s current directors and executive officers (collectively, the “Supporting Stockholders”), who collectively held Shares representing approximately 4.5% of the voting power represented by the issued and outstanding Shares as of May 11, 2022 ( the “Tender and Support Agreement”). The Tender and Support Agreement provides, among other things, that the Supporting Stockholders will validly and irrevocably tender in the Offer all of the Shares held by such Supporting Stockholder over which such Supporting Stockholder holds sole voting and dispositive power. See Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase for more information.

The Offer will expire at 12:00 Midnight, New York City time, on June 24, 2022 (one minute after 11:59 P.M., New York City time, on June 23, 2022) (such date and time, the “Expiration Time”), unless the Offeror or Parent has extended the initial offering period of the Offer, pursuant to the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror or Parent, will expire. Shares tendered pursuant to the Offer may be withdrawn by the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Time, and, if not previously accepted for payment, at any time after July 24, 2022, the date that is 60 days after the date of the commencement of the Offer, pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the following: (a) the number of Shares validly tendered (and not validly withdrawn in accordance with the terms of the Offer) and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL) immediately prior to the Expiration Time (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h) of the DGCL), together with any Shares then owned by the Offeror, Parent and any of their respective affiliates, representing at least a majority of all then outstanding Shares as of the Expiration Time (the “Minimum Condition”); (b) the absence of any law or order (including any injunction or other judgment) enacted, issued or promulgated by any governmental authority of competent and applicable jurisdiction that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of the Shares by Parent or the Offeror, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or the Offeror, or the Merger; (c) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (subject, in certain cases, to de minimis, materiality and Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase) qualifiers) (the “Representations Condition”); (d) the Company’s performance or compliance with its agreements, obligations and covenants as required under the Merger Agreement in all material respects and such failure to comply or perform shall not have been cured by the Expiration Time (the “Covenants Condition”); (e) the absence, since the date of the Merger Agreement, of any state of facts, change, condition, occurrence, effect, event, circumstance or development that has had or would reasonably be expected to have a Company Material Adverse Effect (the “MAE Condition”); (f) Parent’s receipt of a certificate signed on behalf of the Company by its chief executive officer, certifying that certain conditions are satisfied as of immediately prior to the Effective Time; and (g) the Merger Agreement has not been terminated pursuant to its terms (the “Termination Condition”). All of the conditions of the Offer must be satisfied or waived at or prior to the Expiration Time (see Section 12—“Sources and Amount of Funds” of the Offer to Purchase). See “Section 13—“Conditions of the Offer” of the Offer to Purchase.

The Parent and the Offeror expect to fund the consummation of the Offer and the Merger with the proceeds from an equity investment contemplated pursuant to (i) an equity commitment letter from an equity investor affiliated with Balmoral, which provides for up to $123 million of equity financing and (ii) debt commitment letters for an aggregate of $165.75 million of debt financing, that Parent has entered into in connection with the execution of the Merger Agreement. See Section 12—“Sources and Amount of Funds” of the Offer to Purchase.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, (a) if any of the Offer Conditions has not been satisfied or waived, the Offeror will extend the Offer on one or more occasions in successive extension periods of up to ten business days each (or any other period as may be approved in advance by the Company) in order to permit satisfaction of all of the Offer Conditions, provided that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Offeror will not be required to extend the Offer for more than three occasions in consecutive periods of ten business days each (or such other duration as the parties agree), (b) the Offeror will extend the Offer for the minimum period required by applicable law, including any rule, regulation, interpretation or position of the SEC or its staff or the New York Stock Exchange (“NYSE”) or as may be necessary to resolve any comments of the SEC or its staff or the NYSE, in each case, as applicable to the Offer documents, and (c) the Offeror will extend the Offer if, at the then-scheduled Expiration Time, the Company brings or has brought any action in accordance with the applicable provisions of the Merger Agreement to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Offeror, (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be. Notwithstanding the foregoing, in no event is the Offeror required to extend the Offer beyond 11:59 P.M., New York City time, on September 8, 2022.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, promptly, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). No “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, will be available.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror and Parent expressly reserve the right to increase the Offer Price, waive any Offer Condition (other than as set forth below), in whole or in part, or to make any other changes in the terms and Offer Conditions; provided, however, that pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of the Company, (a) waive or modify the Minimum Condition or the Termination Condition, or (b) make any change in the terms of the Offer or Offer Conditions that (1) changes the form of consideration to be paid in the Offer, (2) decreases the Offer Price or the number of Shares sought in the Offer, (3) extends the Offer or the Expiration Time, except as permitted by the Merger Agreement, (4) imposes conditions to the Offer other than those set forth in the Merger Agreement, or (5) amends any term or condition of the Offer in any manner that is adverse to the holders of the Shares.

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) prior to the Expiration Time, you may tender your Shares to the Offeror pursuant to the Offer by completing the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, the Offeror will promptly after the Expiration Time accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and will pay for such Shares promptly after the Expiration Time. For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after July 24, 2022, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at its address for receipt of facsimile transmissions set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the validity, form, eligibility and acceptance of any tender or withdrawal of Shares will be determined by the Offeror in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender or withdrawal of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Georgeson LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws. All of the Company’s stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to the Offeror a list of stockholders and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to stockholders. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers in North America may call toll free: (866) 413-5899

All others call: (781) 575-2137

May 25, 2022

New York Times—7.65” x 21”

1268    Georgeson Inc.

MayaType LLC    (203) 659-0088

Description: Balmoral Funds LLC—Tender

File: 1268-Balmoral

05/24/2022                                                   Proof    5  4